FILED BY: OJSC “Svyazinvest”

PURSUANT TO Rule 135 and Rule 425
under the Securities Act of 1933, as amended

SUBJECT COMPANY: OJSC “N. W. Telecom”,
OJSC “CenterTelecom”,
OJSC “UTK”,
OJSC “VolgaTelecom”,
OJSC “Uralsvyazinform”,
OJSC “SibirTelecom”,
OJSC “Far East Telecom”,
OJSC “Dagsvyazinform”

EXCHANGE ACT FILE NUMBER: 001-14748

DATE: December 24, 2009

Important Information

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform”, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, OJSC “Svyazinvest” and all the abovementioned companies disclaim any responsibility or liability for the violation of such restrictions by any person.

The securities of OJSC “Rostelecom” that may be issued in connection with the proposed business combination to holders of OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform” ordinary and preferred shares (including those shares represented by American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed transactions, the required information document will be filed with, and certified by the Russian Federal Service for the Financial Markets (“FSFM”) and to the extent that OJSC “Rostelecom” is required or otherwise decides to register the issuance of shares by OJSC “Rostelecom” in connection with the business combination in the United States, OJSC “Rostelecom” may file with the United States Securities and Exchange Commission (“SEC”) a registration statement on form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the FSFM, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the FSFM, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from OJSC “Rostelecom” or its duly designated agent. Investors and holders of OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform” securities may obtain free copies of documents filed with the FSFM directly from OJSC “Rostelecom” on its web site at www.rt.ru/en/index.php.

Disclaimer Regarding Forward-Looking Statements

This communication contains forward-looking information and statements about OJSC “Svyazinvest”, OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom”, OJSC “Dagsvyazinform” and their combined business after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the management of OJSC “Svyazinvest” believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of OJSC “Rostelecom”, OJSC “N. W.  Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform” ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of OJSC “Svyazinvest”, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified, or that will be discussed or identified, in any public filings with the FSFM made by OJSC “Rostelecom”, including those listed under “Risk Factors” in the most recent Annual Report on Form 20-F filed by OJSC “Rostelecom”. Investors and holders of OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform” securities should consider that the occurrence of some or all of these risks may have a material adverse effect on OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform”.

December 22, 2009

RIA Novosti

The brand “Rostelecom” will  survive  reorganization -  Svyazinvest

Svyazinvest CEO Evgeny Yurchenko believes that the brand “Rostelecom” will remain unchanged after reorganization of the state-owned telecommunication holding Svyazinvest.

“The brand Rostelecom suits us completely”, said Mr. Yurchenko speaking in TV news  programme Vesti.

In October this year Svyazinvest Board of Directors approved the restructuring scenario of the group involving merger of interregional companies (IRCs) into Rostelecom and is planning to complete all legal procedures related to the restructuring, in May 2011.

Mr. Yurchenko noted on Tuesday that tricolour will be added to Rostelecom emblem and said that the brand must be recognizable. “The brand must be recognizable because Rostelecom is supposed to be one of the five largest companies in Russia in terms of capitalization”, said Mr. Yurchenko.

It was reported earlier that the Ministry of Telecommunications and Mass Communications of the Russian Federation and Svyazinvest had prepared a joint scenario of restructuring of the Russian telecommunications holding which would take 18 months. The Vice-Premier Sergey Ivanov said that after completion of the reorganization the company’s capitalization would increase from 240 to 410 billion rubles, and the total synergistic effect of the merger of Rostelecom and its subsidiaries would exceed 30 billion rubles.

Valuation of shares, acquiring corporate approvals, restructuring debt commitments and other procedures within the bounds of IRCs merger into Rostelecom are supposed to take place in 2010. It is assumed that in summer 2010 General Shareholders’ meetings of companies to be reorganized will place where decisions on the merger will be taken.

Initially two scenarios of Svyazinvest reorganization were contemplated. The first one involved amalgamation of Svyazinvest and Rostelecom with subsequent (in a few years) merger of IRCs into the amalgamated company, which is actually a two-staged project.

Under consultants’ estimation, the positive synergistic effect of the companies’ amalgamation will exceed 30 billion rubles.

The holding Svyazinvest comprises the following interregional telecom operators: OJSC CenterTelecom, OJSC N. W. Telecom, OJSC VolgaTelecom, OJSC UTK, OJSC  Uralsvyazinform, OJSC SibirTelecom, OJSC Far East Telecom, OJSC Rostelecom, the national long-distance and international telecommunications operator, OJSC  Central Telegraph and OJSC Giprosvyaz, Russia’s leading research institute in communication facilities engineering.

The interregional companies comprising Svyazinvest own over 80 percent of Russia’s telecommunication infrastructure and offer services to customers encompassing more than 90 percent of the country’s population.

Svyazinvest’s registered capital is 19 billion 518 million 337.22 thousand ordinary shares with a nominal value of 1 ruble.

Svyazinvest’s principal shareholder is the state represented by the Federal Property Management Agency (75% minus one share). The rest of the stock capital (25% plus one share) is divided between OJSC Comstar -UTS (17.31% plus one share) and MGTS Finance SA (7.69%).

December 22, 2009

RIA Novosti

Svyazinvest is planning to increase profits by 7.5% in 2009

The state-owned telecommunications holding Svyazinvest anticipates that its revenues will increase by 7.5% in 2009, and the net profit of its seven interregional companies (ICRs) can rise by 17 percent, said Svyazinvest CEO Evgeny Yurchenko.

“The total revenues of the group will rise by 7,5%. The net profit of the interregional companies will grow by 17% at year-end ”, - said Mr. Yurchenko to Vesti TV news programme on Tuesday.

According to Mr. Yurchenko the economic crisis in this year did not affect the holding. “It is very good that  the year 2009 was not marked by the crisis. The crisis did not have any influence on Svyazinvest ”, he said, adding that the next year would see integration of the business.

Earlier Svyazinvest predicted that by the end of 2009 the aggregated revenues would have gone up by 5% as compared with the last year. At the end of the year 2008 the holding’s aggregated revenues made 252.9 billion rubles. The forecast was that the EBITDA value growth would make 11.6 percent.

Svyazinvest  is the largest telecommunications company in Russia and is one of the biggest telecommunications groups in the world. The holding comprises seven interregional telecommunication operators (OJSC CenterTelecom, OJSC N. W. Telecom, OJSC VolgaTelecom, OJSC UTK, OJSC  Uralsvyazinform, OJSC SibirTelecom, OJSC Far East Telecom), OJSC Rostelecom, the national long-distance and international telecommunications operator, OJSC Central Telegraph and OJSC Giprosvyaz, Russia’s leading research institute dealing with communication facilities engineering.

The interregional companies comprising Svyazinvest own over 80 percent of Russia’s telecommunication infrastructure and offer services to customers encompassing more than 90 percent of the country’s population.

Svyazinvest’s registered capital is 19 billion 518 million 337.22 thousand ordinary shares with a nominal value of 1 ruble.

Svyazinvest’s principal shareholder is the state represented by the Federal Property Management Agency (75% minus one share). The rest of the stock capital (25% plus one share) is divided between OJSC Comstar -UTS (17.31% plus one share) and MGTS Finance SA (7.69%). The telecommunications group Svyazinvest anticipates that by the end of 2009 the growth of aggregated revenues will have increased by 5 percent as compared with the results of the last year. At the end of the year 2008 the holdings’ aggregated revenues made 252.9 billion rubles, Svyazinvest reports.